

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 30, 2010

Mr. William M. McKay
Chief Financial Officer
Emergent Group Inc.
10939 Pendleton Street
Sun Valley, California 91352

**Re: Emergent Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 24, 2010
File No. 1-34208**

Dear Mr. McKay:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 3

1.   Please provide the disclosure required by Item 101(h)(5) of Regulation S-K. Please explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed disclosure.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Critical Accounting Policies, page 15

2.   Please note that the critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results. In future filings, please revise the discussion of your critical accounting

policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonable assumptions were applied. Please refer to Section V of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Results of Operations, page 17

3.   We note your discussion on page five that you performed over 32,000 and 22,000 procedures in the years ended December 31, 2009 and 2008, respectively. In future filings, when discussing the changes in revenue, please include a discussion of the number of procedures performed and how its increase or decrease correlates to revenue increases and decreases. You may want to present the average revenue earned per procedure for each year and discuss the underlying factors that contributed to changes in the average from year to year.

Liquidity and Capital Resources, page 18

4.   Please revise future filings to analyze the underlying reasons for changes in your cash flows and to better explain the variability in your cash flows, rather than merely reciting the information seen on the face of your cash flow statement. Refer to Section IV of our Release 33-8350.

Item 8. Financial Statements, page 20

Consolidated Statements of Income, page F-3

5.   We note your presentation of "Income before non-controlling interest," "Non-controlling interests in income of consolidated limited liability companies" and "Net income." Please revise future filings to label the line currently titled "Income before non-controlling interest" as "Consolidated net income" or a similar description. Similarly, please revise future filings to label the line currently titled "Net income" as "Net income attributable to Emergent Group" or a similar description. Refer to FASB ASC 810-10-50-1A(a) and Rule 5-03(18) through (20) of Regulation S-X.

Consolidated Statements of Shareholders' Equity, page F-4

6.   Please revise future filings to comply with the guidance in FASB ASC 810-10-50-1A(c). Specifically, please present rollforwards for each of total shareholders' equity, equity attributable to Emergent Group and equity attributable to the non-controlling interest.

Your current presentation excludes equity attributable to the non-controlling interest and total shareholders' equity.

Consolidated Statements of Cash Flows, page F-5

7.   As indicated by FASB ASC 810-10-50-1A(a) and Rule 5-03(18) of Regulation S-X, the measure that you currently have titled "Income before non-controlling interest" should be labeled as Net Income. Therefore, to comply with FASB ASC 230-10-45-28, please revise future filings so that your reconciliation of net income to net cash flows from operating activities begins with the measure you currently have titled "Income before non-controlling interest" instead of beginning with the portion of net income that is attributable to Emergent Group.

Note 2 – Summary of Significant Accounting Policies, page F-6

Earnings per share, page F-9

8.   In future filings please disclose the number of options and warrants that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the periods presented. Refer to FASB ASC 260-10-50-1(c).

Note 4 – Equity Investment in Limited Liability Companies, page F-13

9.   We note that you participate with others in the formation of limited liability companies ("LLCs") in which you acquire either a minority or majority interest with the remaining interests held by other investors. We further note that you account for your equity investments in LLCs in which you hold a non-controlling interest under the full consolidation method. Please tell us and revise future filings to clearly disclose why full consolidation is appropriate and in accordance with GAAP. In this regard, we assume that the LLCs are variable interest entities in which you are the primary beneficiary.

Note 9 – Shareholders' Equity, page F-16

Stock option plans, page F-17

10.   Please confirm to us that you will include all applicable disclosures required by FASB ASC 718-10-50-2 in future filings. For example, we note that you did not include the black-scholes option-pricing model assumptions for 2008 or the weighted-average grant date fair value for the 35,000 and 40,000 stock options granted in 2008 and 2009.

Item 10. Directors, Executive Officers and Corporate Governance, page 22

11.   Please discuss for each director the specific experience, qualifications, attributes or skills
        that led to the conclusion that the person should serve as your director at the time that the
        disclosure is made, in light of the your business and structure. Please explain to us in
        sufficient detail for an understanding of the disclosure how you intend to comply by
        providing us with your proposed disclosure. Refer to Item 401(e) of Regulation S-K.

Item 11. Executive Compensation, page 28

Summary Compensation Table, page 28

12.   We note your disclosure in footnote (1) to this table that the "awards presented in the this
        table for 2009 and 2008 reflects the entire amount to be expensed over the service period
        as if the total dollar amount were earned in the year of grant." Please revise to report in
        the table the aggregate grant date fair value of these awards computed in accordance with
        FASB ASC Topic 718. Refer to Item 402(n)(2)(v) of Regulation S-K. Please revise
        similar footnote disclosure to your director compensation table on page 36. Refer to item
        402(r)(2)(iii) of Regulation S-K. Please explain to us in sufficient detail for an
        understanding of the disclosure how you intend to comply by providing us with your
        proposed disclosure.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related
Stockholder Matters, page 41

Securities Authorized for Issuance under Equity Compensation Plans, page 42

13.   Please revise your equity compensation plan disclosure to provide this disclosure in the
        format set forth in Item 201(d) of Regulation S-K. In this regard, it is not clear whether
        the equity compensation plans you disclose were approved by security holders. Please
        explain to us in sufficient detail for an understanding of the disclosure how you intend to
        comply by providing us with your proposed disclosure.

Item 14. Principal Accountant Fees and Services, page 43

14.   Please revise future filings to disclose your principal accountant fees and services in the
        categories set forth in Item 14 of the Form 10-K official text, which are audit fees, audit
        related fees, tax fees and all other fees.

Signatures, page 47

15.   If true, please confirm that your Form 10-K was signed by the officers required by
        General Instruction D.(2) to Form 10-K, including your principal accounting officer or

controller. In accordance with this Instruction, in future filings please also identify your principal accounting officer or controller on the signature page.

<u>Rule 13a-14(a)/15(d)-14(a) Certifications, Exhibits 31.1 and 31.2</u>

16.   We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in Item 601(b)(31) of Regulation S-K. In this regard, please revise the wording in item 4(d) and item 5 to precisely track the text of Item 601(b)(31) of Regulation S-K. We note similar alterations to the certifications filed with each subsequent Form 10-Q.

17.   We note that the identification of the certifying individual in the opening line of the certification required by Exchange Act Rule 13a-14(a) and 15d-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding comments on the financial statements and related matters. Please contact Catherine Brown at (202) 551-35135 or me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief